FREQUENTLY ASKED QUESTIONS (FAQ):

Product and Technology

1. What is RuBisCO, and how is it different from other plant proteins (pea, soy, rice)?

RuBisCO (Ribulose-1,5-bisphosphate carboxylase/oxygenase) is the most abundant and highly functional protein on Earth, found in every green plant leaf. Unlike other plant proteins (pea, soy, rice), RuBisCO is completely flavorless, colorless, and odorless, making it ideal for clean-label food applications. Our experience is that It offers superior functionality, including high solubility, gelling, foaming, emulsification, and water retention, making it a true 1:1 replacement for egg white protein. Our RuBisCO protein is derived from protein-rich alfalfa using a proprietary, scalable extraction process designed to maximize purity and performance.

RuBisCO is a complete protein, with all 9 essential amino acids and is highly functional in food applications (emulsification, binding, gelling, foaming, high solubility, etc…). This is not true for other seed-based proteins, such as soy, pea, chickpea, fava, lupin, etc… The seed proteins have various types of storage proteins, specifically various globulins, with various functional “abilities”, but none has it all. RuBisCO does. Working at Eat Just for 7 years (and my co-founder at Impossible Foods, JUST and Every Co), it was clear that these seed proteins simply suck at doing things we use eggs for. But RuBisCO is a 1:1 egg white protein replacement, as it mimics albumin in functionality. We’re not competing with other plant proteins….we’re competing with eggs, whey, casein, etc…

2. How does FUDI’s RuBisCO match the functionality of egg white protein (gelling, foaming, emulsification)?

FUDI’s RuBisCO has been scientifically validated to offer the same key functional properties as egg white protein due to its unique protein structure. These properties have been tested and confirmed through internal R&D, pilot trials, and third-party evaluations. Our protein demonstrates superior performance in baking, beverages, dairy alternatives, and plant-based meats, offering a reliable 1:1 replacement.

3. What makes FUDI Protein’s RuBisCO unique?

The primary differentiator is that our unique extraction tech, which allows us to make a protein that is pure - colorless, flavorless, odorless. The biggest ingredient companies are asking for something better than what they've sampled so far from other sources. And our protein has a great nutritional profile and very high PDCASS score.

However, the other unique element is in the supply chain. We're:

1. Cheap because our feedstock is super cheap due to the proximity to existing supply and the valorization of the coproduct/post-extraction biomass (farmers are giving us the alfalfa at first for free because it's so abundant and they get value from what's left after we extract some of the protein).
2. Fast because we plug directly into an existing supply chain of protein-rich alfalfa
3. Fresh because we process biomass in the field directly from harvest
4. Low carbon and water impact because we don't have to grow our own feedstock for the protein, our crop is regenerative and perennial, we don't have to transport it far distances, and we rely primarily on rain-fed irrigation in the Midwest.
5. Efficient because we use the most protein-rich commercial crop cultivated on Earth.

4. Is the technology patented? What is your IP strategy?

FUDI Protein’s extraction process is protected by proprietary technology and is currently patent-pending. Our IP strategy includes securing method patents on our extraction process, formulations, and unique applications of RuBisCO in food and beverage products. We prioritize strong IP protection to maintain a competitive advantage.

5. Do you use discarded biomass for protein production, or is it material that is commercially grown for market?

NO, we do not use discarded or residual biomass for protein production. Our business model relies on working with farmers to plug into their commercial alfalfa production supply chain, utilizing the alfalfa that they grow specifically for us and for feed.

6. How does the mobile processing model work? Are you developing this technology in-house or partnering with a manufacturer?

FUDI’s mobile processing units are designed to operate directly at alfalfa farming sites, reducing transportation costs and maintaining protein quality by processing fresh biomass immediately. We have developed a prototype in-house and are refining the model with engineering partners. Our scalable approach allows for efficient decentralized production.

7. What are the environmental benefits of your protein compared to traditional plant and animal proteins?

FUDI’s RuBisCO is derived from alfalfa, a perennial, nitrogen-fixing crop that regenerates soil, requires no chemical fertilizers, and is highly water-efficient. Our mobile processing model further reduces carbon emissions by eliminating long-distance transport of raw biomass. Compared to animal proteins, RuBisCO has a dramatically lower carbon footprint, water usage, and land use.

8. What is the co-product produced during your process? What are its potential uses and value?

Our process generates a highly consistent alfalfa co-product with customizable moisture levels, optimized nutritional content, and flexible formats (pellets, powder, flakes). This co-product can be used as a high-value feed ingredient for livestock, a soil conditioner, or even a natural fertilizer, creating a circular value chain for alfalfa producers.

9. Which farmers are you partnering with? Are these partnerships secured by contracts?

FUDI has established relationships with leading alfalfa growers in the United States, including renowned sustainable farms from California to Wisconsin. We are in the process of formalizing supply agreements with these partners to ensure a secure, scalable supply chain.

Market Traction and Commercial Strategy

10. How much are you raising in this round, and what is the target valuation?

FUDI Protein is raising up to $750k in this pre-seed round at a $6.75 million valuation cap. These funds will be used to scale pilot production, complete commercial trials with major food partners, and accelerate market adoption.

11. What will the funds be used for?

Funds will be allocated to pilot production expansion, technology optimization, regulatory approvals, customer acquisition, and team growth. Our focus is on proving commercial viability and scaling production.

12. Have you secured any commercial partners or LOIs? Can you name them?

We are in active discussions with leading baking, beverage, and protein companies, with several NDAs in place and LOIs on the way. Names can be disclosed under NDA.

13. How will you scale production to meet customer demand?

We will scale by expanding our network of mobile processing units at alfalfa farms, coupled with a centralized processing facility for final refinement and packaging. Our scalable model reduces logistics costs and maximizes production efficiency.

14. Are there any safety or regulatory certifications for FUDI Protein (FDA, GRAS status, etc.)?

FUDI Protein is pursuing GRAS (Generally Recognized As Safe) status with the FDA and conducting extensive safety and allergen testing to ensure compliance with U.S. and international regulatory standards.

15. How do you ensure consistent quality and performance of RuBisCO across different batches?

We maintain strict quality control protocols, including standardized processing parameters, regular batch testing, and customer feedback monitoring. Our decentralized mobile processing model also ensures freshness and consistency.

16. Who are your direct competitors in the plant protein space, and how do you stand out?

Competitors include pea, soy, and other plant protein suppliers, as well as emerging next-gen proteins (microbial, precision fermentation). FUDI stands out with a unique RuBisCO protein offering superior functionality, flavor neutrality, and a scalable, regenerative production model.

However, it's important to point out that our primary target is the egg and other animal protein ingredient industry.

17. What are your projected financials (revenue, margins, and profitability timeline)?

We project achieving gross margins of 60% by Year 3, with $10 million in revenue by Year 5, driven by scalable production, strong customer demand, and optimized cost structure.

Future projections are not guaranteed.

18. Compared to Soy, how can alfalfa have the most protein per acre?

When considering the entire plant, including leaves, stems and seeds, alfalfa has more protein than soy, peas, or other legumes. See the Journal of Economic Botany: https://link.springer.com/article/10.1007/BF02904274

Protein per hectare vs soya and peas

Soya: 29.5% protein, 14.5% moisture; 50 bushels (3000 lbs) per acre: 935 lbs protein per acre

Alfalfa: 20% protein, 5 MT (11,000 lbs) dry matter per acre = 2,000 lbs protein per acre

Alfalfa:

> Alfalfa's high protein content, combined with its yield, makes it a leading protein source for animal feed. A good yield of 5 tons of dry matter per acre, with a 20% protein content, translates to 2,000 pounds of protein per acre.

Soybeans:

> Soybeans also produce protein, but not at the same rate as alfalfa. A soybean yield of 50 bushels per acre results in approximately 935 pounds of protein per acre.

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